Exhibit 17.1

Fernando V. Galaviz
[Address, telephone number, and e-mail address redacted]

September 9, 2009

VIA ELECTRONIC MAIL AND PERSONAL DELIVERY
Mr. Paul J. Hoeper
Chairman of the Board
VERSAR, Inc.
6850 Versar Center
Springfield, VA 22151

Re: Resignation from Board of Directors

As an independent Board member of VERSAR, Inc. (VERSAR) it is my fiduciary responsibility to ensure that both the Board and the Executive Management of VERSAR demonstrate an effective and consistent commitment to the Corporate Governance guidelines that the Company has set-forth for the Board of Directors and the Company overall. I believe that a situation has arisen which has not been adequately addressed by VERSAR's management or the Board.

As such, I respectfully submit my resignation from the Board of Directors of VERSAR, Inc. effective September 9, 2009.

Before explaining my reasons for resigning, I want to say that I have high personal regard for all members of Management and the Board and during my tenure, I believe that all have been ethical. Particular commendation should be given to the company's legal department and its leadership for successfully completing challenging litigation in the Company's recent history.

However, I believe that I can better serve the interests of VERSAR's shareholders by working as an independent shareholder to encourage the Board to adopt strategies that will provide sustainable growth and respectable profitable revenue.

While VERSAR has had a successful business operation in 2007 and 2008, in my opinion, I continue to believe that VERSAR should take advantage of current market trends and diversify its business operations in order to maximize the long term benefit to the shareholders over the coming years.

Along these lines, I understand that the Company is moving in at least one direction that I have been advocating since 2001, which is entering into the government telecommunications business. This is a good beginning point to diversify the business base.

I believe that VERSAR has many opportunities to pursue and I want to work with fellow shareholders to achieve our mutual goals. As a shareholder, I will work to achieve a well rounded company.

I encourage the Board to pursue strategies that will enhance the growth of sales and profits as the work in the defense unit of VERSAR goes through transformation. My resignation provides an opportunity to accomplish the objective of the Nomination Committee to reduce the number of Board Members to cut costs, as stated to me by Dr. Ted Prociv on September 3, 2009, and to address the very serious concerns of Management about the financial performance of the Company.

Sincerely,

/s/ Fernando V. Galaviz

Fernando V. Galaviz
Independent Board Member and Shareholder

cc:

Dr. Theodore M. Prociv, President and CEO of VERSAR, Inc.
Board of Directors
Dr. Amir Metry, Chairman of VERSAR Inc.